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Exhibit 12.1

Emerge Energy Services LP
Ratio of Earnings to Fixed Charges
($ in thousands)

		Year Ended December 31,
	Three Months Ended March 31, 2014
		2013	2012	2011	2010
Earnings(1):
Income before income taxes	$18,575	$35,556	$17,276	$(584)	$(16,746)
Add:
Fixed charges before capitalized interest	2,332	12,836	11,363	3,502	4,974
Amortization of capitalized interest	81	323	247	252	248
Total adjusted earnings	$20,988	$48,715	$28,886	$3,170	$(11,524)
Fixed charges(1):
Interest expensed	$1,584	$10,833	$11,055	$3,371	$4,871
Interest capitalized	—	—	1,034	224	—
Estimate of interest in rental expense	748	2,003	308	131	103
Total fixed charges	$2,332	$12,836	$12,397	$3,726	$4,974
Ratio of Earnings to Fixed Charges	9.0	3.8	2.3	—	— (2)

(1)
For purposes of this presentation, earnings represent income before income taxes adjusted for fixed charges and capitalized interest. Fixed charges consist of interest expensed and capitalized and an estimate of interest in rental expense.

(2)
The ratio of earnings to fixed charges was less than 1:1 for the years ended December 31, 2011 and 2010. In order to achieve a ratio of earnings to fixed charges of 1:1, we would have had to generate an additional $0.9 million and $17.0 million of earnings for the years ended December 31, 2011 and 2010, respectively.

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  Exhibit 12.1
Emerge Energy Services LP Ratio of Earnings to Fixed Charges ($ in thousands)